SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Annual Results Announcement for the Year Ended 31 December 2011 - 2011 Annual Report Summary	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 10, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Annual Results Announcement for the Year Ended 31 December 2011

2011 Annual Report Summary

1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2011 annual report of the Company, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2011 annual report.

This annual report summary is extracted from the full text of the 2011 annual report. The Chinese version of the full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the 2011 annual report.

1.2	If any Director fails to attend the Board meeting for considering and approving the 2011 annual report of the Company, his/her name shall be set out separately:

Name of Director not Attending	Role of Director not Attending	Explanation of Director not Attending	Name of Proxy

Wu Haijun	Vice Chairman	Business engagement	Rong Guangdao
Lei Dianwu	Director	Business engagement	Rong Guangdao

1.3	The Company prepared the financial statements for the year ended 31 December 2011 (the “Reporting Period”) in accordance with the People’s Republic of China (“PRC” or “China”) Accounting Standards for Business Enterprises (“CAS”) as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued standard unqualified opinions on the financial statements in their auditors’ reports.

1.4	Mr. Rong Guangdao, Chairman and the responsible person of the Company, Mr. Wang Zhiqing, Vice Chairman and President, and Mr. Ye Guohua, Director and Chief Financial Officer hereby warrant the truthfulness and completeness of the financial statements contained in the 2011 annual report.

2	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:	S
Stock code of A shares:	600688
Place of listing of H shares:	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	SHANGHAI PECHEM
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact Persons and Contact Methods

	Secretary to the Board	Securities Affairs Representative

Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road, Jinshan District, Shanghai, postal code: 200540	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, postal code: 200050
Tel	8621-57943143/52377880	8621-57943143/52377880
Fax	8621-57940050/52375091	8621-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

Prepared under CAS

3.1	Major Accounting Data

			Unit: RMB’000

Major accounting data	2011	2010	Increase/ decrease compared to the previous year (%)	2009
Operating income	95,601,248	77,591,187	23.21	51,722,727
Operating profit	1,260,377	3,540,888	–64.41	2,057,894
Profit before income tax	1,292,291	3,453,744	–62.58	2,136,251
Net profit attributable to equity shareholders of the Company	944,414	2,703,734	–65.07	1,561,605
Net profit attributable to equity shareholders of the Company excluding non-recurring items	928,365	2,771,632	–66.50	1,298,826
Net cash inflow from operating activities	2,481,431	4,243,832	–41.53	3,703,542

	End of 2011	End of 2010	Increase/ decrease compared to the end of the previous year (%)	End of 2009
Total assets	31,110,085	29,158,104	6.69	30,458,322
Total liabilities	12,727,501	10,985,211	15.86	14,817,964
Total equity attributable to equity shareholders of the Company	18,112,483	17,913,040	1.11	15,346,073
Total share capital	7,200,000	7,200,000	0	7,200,000

3.2	Major Financial Indicators

Major financial indicators	2011	2010	Increase/ decrease compared to the previous year (%)	2009
Basic earnings per share (RMB)	0.131	0.376	–65.07	0.217
Diluted earnings per share (RMB)	0.131	0.376	–65.07	0.217
Basic earnings per share excluding non-recurring items (RMB)	0.129	0.385	–66.50	0.180
Return on net assets (weighted average)(%)*	5.243	16.259	Decreased by 11.016 percentage points	10.701
Return on net assets based on net profit excluding non-recurring items (weighted average)(%)*	5.154	16.667	Decreased by 11.513 percentage points	8.900
Net cash inflow per share from operating activities (RMB)	0.345	0.589	–41.53	0.514

	End of 2011	End of 2010	Increase/ decrease compared to the end of the previous year	(%) End of 2009
Net asset value per share attributable to equity shareholders of the Company (RMB)*	2.516	2.488	1.11	2.131
Liability-to-asset ratio (%)	40.911	37.675	Increased by 3.236 percentage points	48.650

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring Items

		Unit: RMB’000

Non-recurring items	2011	2010	2009
Net (loss)/gain from disposal of non-current assets	(18,006)	(34,635)	180,203
Employee reduction expenses	(9,758)	(3,646)	(12,518)
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	76,965	37,211	25,310
Losses arising from changes in fair value of financial assets held for trading	—	—	(10,423)
Investment income from disposal of available-for-sale financial assets	685	215	222,810
Income from external entrusted loans	1,298	1,581	—
Other non-operating income and expenses other than those mentioned above	(27,045)	(89,720)	(54,941)
Income tax effect	(7,606)	21,427	(87,610)
Effect attributable to minority interests (after tax)	(484)	(331)	(52)

Total	16,049	(67,898)	262,779

3.4	Financial Information Prepared under IFRS for the Past Five Years

Expressed in RMB millions	2011	2010*	2009*	2008*	2007*
		(Restated)	(Restated)	(Restated)	(Restated)
Year ended 31 December:
Net sales	89,509.7	72,095.9	47,345.3	59,329.8	54,254.7
Profit/(loss) before taxation	1,296.7	3,529.9	2,163.0	(8,017.9)	2,147.9
Profit/(loss) after taxation	986.5	2,794.4	1,652.8	(6,204.4)	1,680.5
Profit/(loss) attributable to equity shareholders of the Company	956.1	2,769.0	1,588.3	(6,241.1)	1,631.5
Earnings/(loss) per share	RMB0.13	RMB0.39	RMB0.22	RMB(0.87)	RMB0.23

As at 31 December:
Total equity attributable to equity shareholders of the Company	17,925.6	17,689.5	15,136.4	13,630.9	20,784.7
Total assets	30,718.9	28,697.5	30,039.9	27,667.0	29,989.8
Total liabilities	12,523.2	10,748.2	14,609.2	13,771.7	8,901.0

*	The Company adopted the amendments to IFRS 1 “First-time Adoption of IFRS”and restated the comparative figures of 2010 and before. Please refer to Note 1, Changes in Accounting Policies, of Section 7.2 Financial Statements prepared under IFRS.

4.	SHAREHOLDING OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholding of Top Ten Shareholders and Top Ten Shareholders in Circulation

Total number of shareholders as at the end of the Reporting Period	109,657
Total number of shareholders as at the end of the month before the 2011 annual report published (i.e. 29 February 2012)	110,770

Shareholding of the top ten shareholders

Unit: Share

Name of Shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase(+)/ decrease(–) during the Reporting Period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	31.86	2,293,950,101	+486,000	Circulating	0	Unknown
China Construction	Others	1.00	71,924,157	–75,843	Circulating	0	Unknown
Bank-CIFM China Advantage Security Investment Fund
ICBC — SWS MU New Economy Balanced Equity Fund	Others	0.30	21,266,423	Unknown	Circulating	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown
China Life Insurance	Others	0.20	14,166,204	+4,450,400	Circulating	0	Unknown
Company Limited – Bonus – Individual Bonus – 005L – FH002 Shanghai
China Life Insurance	Others	0.17	12,408,194	–2,000,000	Circulating	0	Unknown
Company Limited – Tradition – Ordinary Insurance Product – 005L-CT001 Shanghai
Zhejiang Economic	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown
Construction Investment Co., Ltd.
ICBC — Harvest Theme	Others	0.10	7,437,693	Unknown	Circulating	0	Unknown
New Driving Force Stock Securities Investment Fund
Shanghai Textile	Others	0.08	5,650,000	0	Non-circulating	5,650,000	Unknown
Development Company

Top ten shareholders of shares in circulation

Unit: Share

Name of shareholders	Number of circulating shares held	Type of shares
HKSCC (Nominees) Limited	2,293,950,101	Overseas listed foreign shares
China Construction Bank –	71,924,157	RMB-denominated ordinary shares
CIFM China Advantage
Security Investment Fund
ICBC — SWS MU New Economy	21,266,423	RMB-denominated ordinary shares
Balanced Equity Fund
China Life Insurance Company	14,166,204	RMB-denominated ordinary shares
Limited – Bonus – Individual Bonus – 005L-FH002 Shanghai
China Life Insurance Company	12,408,194	RMB-denominated ordinary shares
Limited – Tradition – Ordinary Insurance Product – 005L-CT001 Shanghai
ICBC — Harvest Theme New	7,437,693	RMB-denominated ordinary shares
Driving Force Stock Securities Investment Fund
IP KOW	5,432,000	Overseas listed foreign shares
ICBC — Franklin Templeton	4,599,907	RMB-denominated ordinary shares
Sealand China Income Securities Investment Fund
BOC — Fortis Haitong Income	4,476,450	RMB-denominated ordinary shares
Growth Securities Investment Fund
Taiping Life Insurance Limited –	4,000,000	RMB-denominated ordinary shares
Dividend – Group Insurance Dividend

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State- owned shareholder, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the Ownership and Controlling Relationship between the Company and the Controlling Company of the Controlling Shareholder

*	On 9 January 2012, China Petrochemical Corporation (“Sinopec”) directly and indirectly held 76.38% of the total issued share capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) after directly or indirectly increasing its shareholdings in A shares and H shares of Sinopec Corp. through the secondary market.

4.3	Interests and Short Positions of the Substantial Shareholders of the Company and Other Persons in Shares and Underlying Shares

As at 31 December 2011, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)	Interests in shares and underlying shares of the Company

(a)	Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or deemed as held (shares)		Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)
China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares	(L)	55.56		—
Blackrock, Inc.	Beneficial owner	146,342,313 2,130,686	(L) (S)	2.03 0.03	(L) (S)	6.28 0.09	(L) (S)
Government of Singapore Investment Corporation Pte Ltd	Beneficial owner	140,005,700	(L)	1.94	(L)	6.01	(L)

Note: (L):Long position; (S):Short position

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as disclosed above, as at 31 December 2011, no interests or short positions of any other person (excluding the Directors, Supervisors and Senior Management) in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5	REPORT OF THE DIRECTORS

5.1	Management’s Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS in the 2011 annual report.)

A.	Operating Results

A.1	General — Review of the Company’s operations during the Reporting Period

In 2011, we witnessed a downturn in the world economy, a weak economic recovery in the developed countries, slackened economic growth in the emerging economies and a decline in growth in international trade and investment. Conditions were further complicated by the volatility in the prices of bulk commodities at high levels with a rising trend, the unceasing volatility in the global financial markets and the far-reaching impact of the sovereign debt crises in Europe and the US. The world’s petrochemical industry suffered under pressures from both the cyclical adjustment in the petrochemical market and weak global economic growth, resulting in a rapid shift in the focus of the petrochemical industry’s development to the Middle East, with its superior resources, and to the Asia-Pacific region, with its market advantage. China’s economic development progressed in line with the macro-economic control initiatives. The economy continued to maintain steady and relatively rapid growth, with slower annual GDP growth rate of 9.2%. In the process of engaging in aggressive efforts to push forward a change in the development model and adjustments on the industrial structuring and product mix in China’s petroleum and petrochemical industry, the industry demonstrated rapid and steady growth with further optimised structure and moderately increasing investment, while imports and exports continued to grow rapidly. It also achieved a balance between supply and demand. The scale of economies therefore reached to a yet higher level.

Despite the complex and volatile domestic and international economic landscape in 2011, the Company and its subsidiaries (the “Group”) managed to seize opportunities when facing challenges in the market, put more effort into optimising its production and operation, focused on safety, environmental protection, energy conservation and emissions reduction, maintained the stable production, optimised its systems and mechanisms, improved the standards of the Company’s management, carried out the construction of the Phase 6 Project, accelerated structural adjustments, and strengthened team building of talented professionals and maintained a harmonious and stable corporate environment. As a result, the Group accomplished all of its production and operational tasks for the year and reached record highs in various indicators such as crude oil processing volume, total volume of goods and turnover. In 2011, the Group’s operating costs rose sharply due to the high prices of international crude oil. Meanwhile, domestic prices of refined oil products were controlled and were not adjusted in an adequate and timely manner, and the prices of petrochemical products declined remarkably in the fourth quarter, resulting in a substantial decline in profit for the year compared to last year.

(1)	Production and business operations continued to remain safe and stable

In 2011, the Group leveraged the strengths of its integrated refining and petrochemical operations, captured opportunities in the market and increased total production volume to ensure that its major refining and petrochemical production plants operated at near-full capacity so as to achieve overall economies of scale as a result. During the year, the organisational coordination and optimal management of the Group’s production and operation were strengthened. The average utilisation rate and the average load rate of approximately 40 major production plants reached 93.89% and 101.61%, respectively. The operations of the Group’s major production plants remained sound. Important technical and economic indicators improved, with approximately 75.45% of the indicators exceeding those of the previous year and approximately 37.74% of the indicators reaching advanced levels within the industry. No accidents involving serious consequences occurred during the year, such as major fires, explosions or environmental pollution.

In 2011, the Group recorded continuous growth in physical production volume, with the total volume of goods amounted to 12,001,500 tons representing an increase of 4.53% over the previous year. During the year, the Group processed 10,866,700 tons of crude oil (including 257,000 tons of crude oil processed on a sub-contract basis), representing an increase of 3.29%. Total production output of gasoline, diesel and jet fuel was 5,745,600 tons, representing an increase of 6.92%, among which the Group produced 968,500 tons of gasoline, 3,979,800 tons of diesel and 797,300 tons of jet fuel, representing an increase of 3.87%, 8.27% and 4.13%, respectively. The Group produced 910,100 tons of ethylene and 481,700 tons of propylene, representing a decrease of 6.45% and 7.93%, respectively. The Group produced 923,100 tons of paraxylene, representing an increase of 9.81%. The Group also produced 1,097,900 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), representing a decrease of 3.16%; 946,200 tons of synthetic fiber monomers, representing a decrease of 0.41%; 664,200 tons of synthetic fiber polymers, representing an increase of 3.26%; and 250,000 tons of synthetic fiber, representing a decrease of 1.42%. Meanwhile, the Group continued to maintain the premium level of quality in its products.

In 2011, the Group’s turnover amounted to RMB95,518.9 million, representing an increase of 23.22% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 99.76% and 99.81%, respectively. The value of the Group’s annual imports and exports (excluding crude oil imports) amounted to US$7,615 million, representing an increase of 44.44%.

(2)	Overall supply and demand in the market remained balanced

In 2011, the aggregate economic volume of China’s petroleum and petrochemical industry rose to new heights, with rapid and stable growth overall and relatively minor fluctuations. The rapid growth of the industry was primarily boosted by the domestic consumer market. In 2011, the total apparent consumption of major chemicals in China increased by 10.1% over the previous year. The strong demand from the domestic market was demonstrated by slower growth after a fast increase in the production of petroleum products, the continued rapid growth in natural gas consumption and the overall shortage in the supply of organic chemicals and synthetic materials. Supply and demand in the domestic market remained balanced in general, with overall price levels in the petroleum and petrochemical industry surging during the year. For the year ended 31 December 2011, the weighted average prices (excluding tax) of the Group’s synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products increased by 8.35%, 12.23%, 17.44% and 18.32%, respectively, over the previous year.

(3)	International crude oil prices fluctuated at higher level and costs of crude oil processing increased significantly

In 2011, international crude oil prices fluctuated within a broad range primarily due to geopolitical risks and the European and US macroeconomic outlook, and continued to maintain a year-on-year rising trend for the third consecutive year. In 2011, the price of West Texas Intermediate (“WTI”) crude oil on the New York Mercantile Exchange fluctuated within a broad range of US$75-US$114/barrel (US$65-US$92/barrel in 2010), with peak and the bottom closing prices of US$113.93/barrel and US$75.67/barrel, respectively (US$91.44/barrel and US$65.58/barrel, respectively in 2010), for the year. The peak and the bottom closing prices of Brent crude oil futures on the London Intercontinental Exchange were US$126.64/barrel and $93.69/barrel, respectively (US$94.75/barrel and US$69.55/barrel, respectively in 2010), for the year. In 2011, the average price of WTI crude oil on the New York Mercantile Exchange was US$95.09/barrel, an increase of US$15.62 or 19.66% from US$79.47 in 2010; the average price of Brent crude oil on the London Intercontinental Exchange was US$110.95/barrel, an increase of US$31.46, or 39.58% from US$79.49 in 2010; and the average price of a package of OPEC oil was US$107.47/barrel, an increase of 38.71% compared to the daily average price of US$77.48 in 2010, reaching a record high.

For the year ended 31 December 2011, the Group processed a total of 10,866,700 tons of crude oil (including 257,000 tons processed on a sub-contract basis), representing an increase of 346,000 tons, or 3.29% over the previous year. Among them, domestic offshore oil accounted for 1,204,200 tons and imported oil accounted for 9,662,500 tons. The average unit cost of crude oil processed (for its own account) was RMB5,044.64 per ton (RMB3,925.56 per ton in 2010), representing an increase of 28.51%. Crude oil costs increased by RMB13,827.3 million as compared to 2010. The Group’s total costs of crude oil processing reached RMB53,521.9 million in 2011, a significant increase of 34.83% compared to RMB39,694.6 million for the previous year, representing 60.90% of the total cost of sales.

(4)	Construction of Phase 6 Project in full swing

In 2011, construction of the Group’s Phase 6 Project, in which the Group made an investment of RMB3,225 million for the year, proceeded in full swing, with the Refinery Revamping and Expansion Project as its key project for the sake of speed and quality. The Isopentene Plant, with a capacity of 10,000 tons/year, was completed and put into operation. The construction of carbonization and oxidation units of the first stage of the Carbon Fiber Project with a capacity of 1,500 tons/year was mechanically completed. In addition, various projects were proceeded in an orderly manner as planned, including the Refinery Revamping and Expansion Project (including the construction of a new Residual Oil Hydrogenation Plant with a capacity of 3,900,000 tons/year and a new Catalytic Cracking Plant with a capacity of 3,500,000 tons/year, etc.), the Ethanolamine Project with a capacity of 50,000 tons/year, the Up-grading Project for the optimisation of the system and reduction in energy and feedstock consumption of the No. 2 PTA Plant, and No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grading Project. A feasibility study report on the EVA (Ethylene- Vinyl Acetate Copolymer) Project, with a capacity of 100,000 tons/year, was also submitted. Other key technical renovation projects were implemented as planned, including the Incremental Revamping of the Jinchang Company’s Modified Polypropylene Plant, which was under construction with a capacity of 30,000 tons/year.

(5)	Progress achieved in energy conservation and emissions reduction

In 2011, the Group continued to carry out various energy-saving and emissions reduction measures in accordance with the State’s relevant energy conservation and emissions reduction requirements, and completed all energy -saving and emissions reduction targets set by the government during the year. In 2011, the Company’s overall level of energy consumption per RMB10,000 product value was 0.998 ton of standard coal (2010: 1.054 tons of standard coal), representing a decrease of 5.31%, resulting in savings of 410,768 tons of standard coal. Furthermore, the Company provided 58,069,200 tons of water for production (2010: 61,515,800 tons), representing a decrease of 3,446,600 tons, or 5.60% year-on -year, while the recycling rate of industrial water reached 96.84%. Total volumes of COD, solid wastes and industrial waste water discharge declined 16%, 10.8% and 13.8%, respectively. Various indices for waste water discharge compliance rate and the hazardous waste treatment ratio met requirements for environmental protection compliance. The average heat efficiency of heaters improved by 0.2 percentage points to 91.45% over the previous year. In 2011, the Group’s various projects, such as the Flue-gas Desulphurisation Project for Furnaces of Coal-fired Power Plants, the Removal of Foul Gas from the De-aeration Pool of the Waste Water Treatment Plants, Tail Gas Regenerative Thermal Oxidation (“RTO”) Facilities at PTA Plants, Flare Gas Recovery System and the addition of Recycled Hydrogen Desulfurization Unit to the Diesel Hydrogenation Plant (with a capacity 550,000 tons/year), played an effective role in energy conservation and emissions reduction.

(6)	Staged achievement in technological progress

In 2011, in order to achieve technological progress, the Group focused on actual production and operations, increased investment in R&D, improved work mechanisms, accelerated the development of new products and new technologies, intensified the marketing exploration of new products, developed and applied new technologies, and provided firm support to speed up the adjustment of product mix, push forward the energy conservation and emissions reduction and for the subsequent development of the Group. The Group focused on developing new technologies and products such as propylene and butene-1 random copolymers. The special material (YGM091T), used in bimodal polyethylene piping material, obtained PE80 rating certification. The special material (GM750E), for polypropylene infusion bottle, and the probucol random copolymer polypropylene series of products filled the gaps in the domestic market. The Group completed the research and development of new products such as the flame-resistant polyester chips for industrial yarn, making it the only domestic enterprise that carried out the production of flame-resistant polyester series of a product on a continuous basis. The development of NEP polyester chips (excluding heavy metal and ecological polyester chips) was completed and these products were successfully exported to the European Union. The production of new polyester staple fiber products for vortex spinning was industrialised, and mass production of anti-pill polyacrylonitrile fiber was launched. A total of 450,500 tons new products were produced in the year, with a synthetic fiber differential rate of 58.16%, while synthetic resin new products and the rate of use of special resin reached 84.68%. A total of 44 patent applications were submitted and 34 patent licences were received. The Company’s seven achievements won the 2011 Annual Science and Technology Progress Award, and nine new and high- tech achievement transformation projects received special financial support of RMB19.75 million from the government. The No. 2 Polyester Plant (formerly the Shanghai Petrochemical Complex) was named a “classic project” at a ceremony marking the 30th anniversary of the National Quality Project Prize.

With respect to the development of the Company’s information technology, the Group pushed forward the establishment and application of its three major platforms, namely business operations and management, production and operations as well as information infrastructure and operations and maintenance, by deepening ERP and LIMS applications and establishing KBC, MES and APC systems. The Oil Refining-petrochemical Integrated PPIMS Construction Project was put into trial operation and the Manufacturing Execution System (“MES”) was established.

(7)	Further strengthening corporate internal reforms and management

In 2011, the Group made improvements to its “specialised, flattened and standardised” management mechanism in full scale. It integrated specialised management resources and further enhanced specialised management efficiency by carrying out its specialised mechanism reforms on financial management, environment protection and water supply management, statistical measurement management, and archive management. It largely accomplished its goals and objectives regarding the Group’s specialised and centralised management. The Group adjusted the three-tier “company-business division-workshop” management model, specified the management hierarchy and duties, and stardardised the allocation of offices and duties and established a foundation for optimizing management efficiency. The Group embarked on building an integrated management system at the Group level in accordance with requirements for “one text version for multiple management systems”. It organised and carried out comprehensive reviews of the existing systems in order to better serve the needs of the new management mechanism, management system and business process so as to improve the corporate system at the management level and enhance its ability to manage the Company in compliance with the law. The Group commenced the “three fundamentals” work (i.e. “strengthening grass-root units”, “fundamental work” and “training on basic skills”) effectively, organised and conducted daily spot checks on the “three fundamentals” work so that such work is institutionalized on a permanent basis. The Group made active efforts to enhance its performance improvement mechanism and established various mechanisms such as those aimed at “making recommendations on improving operations and management”. This helped to place the appraisal of organizational performance at the heart of performance management. At the same time, it helped to govern the incentive scheme for the general manager and enable the assessment to be conducted in a coordinated and systematic manner, thus providing the necessary impetus to drive better performance.

As at 31 December 2011, the Group reduced its headcount by 714 people, including voluntary redundancies and retired staff. This accounted for 4.36% of the total work force of 16,369 people as at the beginning of the year.

(8)	Brief analysis of main factors affecting operating results for the year

The main reasons for the decline in the Group’s operating results during the Reporting Period were:

a.	International crude oil prices, while remaining at high levels, were volatile, leading to a significant increase in costs. In 2011, the total volume of goods produced by the Group amounted to 12,001,500 tons, representing an increase of 4.53% year-on-year. Turnover (excluding trading) amounted to RMB83,898.4 million (2010: RMB70,952.9 million), representing an increase of 18.25%. In view of the significant increase in prices of crude oil, which is the main raw material of the Group, the total cost of the Group’s crude oil processing amounted to RMB53,521.9 million for 2011, representing a substantial increase of 34.83% from RMB39,694.6 million over the previous year, resulting in a significant decline in operating profit.

b.	The failure to adjust the domestic prices of refined oil products in an adequate and timely manner. In 2011, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to a number of factors such as the rate of inflation in China as accounted for under national policies, resulting in losses in the Group’s refining business and causing the operating profit of the refining business to decline by RMB1,593.6 million over the previous year.

c.	The decline in the prices of petrochemical products since the fourth quarter and intensifying market competition resulted in a decline in the profit of the Company’s petrochemical business. In 2011, the operating profit of the Group’s petrochemical business decreased by RMB329.9 million over the previous year.

d.	The Group’s share of profits of associates and jointly-controlled entities decreased. In 2011, the Group’s share of profits of associates and jointly-controlled entities amounted to RMB152.7 million (2010: RMB661.3 million), representing a decrease of 76.91%. Of this amount, the share of profits of Shanghai Secco Petrochemical Company Limited amounted to RMB9.8 million (2010: RMB537.9 million).

e.	The Group’s expenses, such as selling expenses, labor costs and etc., increased significantly during 2011.

On the other hand, the Group further optimised its production and operations. In 2011, 445 million standard cubic meters of natural gas were imported for use as raw materials and fuel for hydrogen production, generating approximately RMB600 million in economic benefits. The launch of Shanghai IV refined oil products by the Group and 30,000 tons of Euro V diesel on the Hong Kong market contributed to the increase in economic benefits to some extent.

A.2	Accounting judgments and estimates

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements prepared under IFRS. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(1)	Impairments for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets” and CAS 8 “Impairment of Assets”. Long-lived assets are reviewed for impairment at the end of each reporting period or whenever events or changes in circumstance have indicated that their carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(2)	Depreciation

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(3)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than estimated.

(4)	Allowance for diminution in value of inventories

If the costs of inventories fall below their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(5)	Income tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies listed in Hong Kong. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the year ended 31 December 2011. No provision has been made in the financial statements at 31 December 2011 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(6)	Recognition of deferred tax assets

Deferred tax assets are recognised in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each reporting period, management assesses whether previously unrecognised deferred tax assets should be recognised. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each reporting period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2011, the Group would need to generate future taxable income of at least RMB2,077 million, of which RMB1,497 million is required to be generated by 2013 prior to the expiration of the unused tax losses generated in 2008. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

A.3	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2011			2010 (Restated)			2009 (Restated)
	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales	Sales Volume (‘000 tons)	Net Sales (Millions of RMB)	% of Total Net Sales

Synthetic Fibres	250.9	4,150.2	4.6	255.9	3,906.6	5.4	245.8	2,823.7	6.0
Resins and Plastics	1,590.7	16,418.6	18.3	1,620.2	14,900.0	20.7	1,543.3	12,263.6	25.9
Intermediate Petrochemicals	2,246.7	19,023.2	21.3	2,386.5	17,206.4	23.9	1,519.4	8,421.0	17.8
Petroleum Products	6,968.1	37,350.2	41.7	6,342.8	28,733.9	39.9	5,271.4	18,917.9	39.9
Trading of Petrochemical Products	—	11,617.0	13.0	—	6,565.9	9.1	—	4,624.0	9.8
Others	—	950.5	1.1	—	783.1	1.0	—	295.1	0.6

Total	11,056.4	89,509.7	100.0	10,605.4	72,095.9	100.0	8,579.9	47,345.3	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2011		2010 (Restated)		2009 (Restated)
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales

Synthetic Fibres
Net sales	4,150.2	4.6	3,906.6	5.4	2,823.7	6.0
Operating expenses	(3,848.9)	(4.3)	(3,471.0)	(4.8)	(2,812.3)	(5.9)

Segment profit from operations	301.3	0.3	435.6	0.6	11.4	0.1

Resins and Plastics
Net sales	16,418.6	18.3	14,900.0	20.7	12,263.6	25.9
Operating expenses	(16,406.6)	(18.3)	(13,908.9)	(19.3)	(11,419.3)	(24.1)

Segment profit from operations	12.0	0.0	991.1	1.4	844.3	1.8

Intermediate Petrochemicals Products
Net sales	19,023.2	21.3	17,206.4	23.9	8,421.0	17.8
Operating expenses	(17,874.6)	(20.0)	(16,841.3)	(23.4)	(8,230.2)	(17.4)

Segment profit from operations	1,148.6	1.3	365.1	0.5	190.8	0.4

Petroleum Products
Net sales	37,350.2	41.7	28,733.9	39.9	18,917.9	39.9
Operating expenses	(37,803.6)	(42.2)	(27,593.6)	(38.3)	(18,113.0)	(38.3)

Segment (loss)/profit from operations	(453.4)	(0.5)	1,140.3	1.6	804.9	1.6

Trading of Petrochemical Products
Net sales	11,617.0	13.0	6,565.9	9.1	4,624.0	9.8
Operating expenses	(11,602.0)	(13.0)	(6,551.8)	(9.1)	(4,598.9)	(9.7)

Segment profit from operations	15.0	0.0	14.1	0.0	25.1	0.1

Others
Net sales	950.5	1.1	783.1	1.0	295.1	0.6
Operating expenses	(914.2)	(1.0)	(765.7)	(1.0)	(151.6)	(0.3)

Segment profit from operations	36.3	0.1	17.4	0.0	143.5	0.3

	For the Years ended 31 December
	2011		2010 (Restated)		2009 (Restated)
	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales	Millions of RMB	% of Net sales
Total
Net sales	89,509.7	100.0	72,095.9	100.0	47,345.3	100.0
Operating expenses	(88,449.9)	(98.8)	(69,132.3)	(95.9)	(45,325.3)	(95.7)

Profit from operations	1,059.8	1.2	2,963.6	4.1	2,020.0	4.3
Net finance income/(costs)	83.5	0.1	(95.2)	(0.1)	(321.1)	(0.7)
Investment income	0.7	0.0	0.2	0.0	222.8	0.5
Share of profit of associates and jointly controlled entities	152.7	0.1	661.3	0.9	241.3	0.5

Profit before taxation	1,296.7	1.4	3,529.9	4.9	2,163.0	4.6
Income tax	(310.2)	(0.3)	(735.5)	(1.0)	(510.2)	(1.1)

Profit for the year	986.5	1.1	2,794.4	3.9	1,652.8	3.5

Attributable to:
Equity shareholders of the Company	956.1	1.0	2,769.0	3.8	1,588.3	3.4
Non-controlling interests	30.4	0.1	25.4	0.1	64.5	0.1

Profit for the year	986.5	1.1	2,794.4	3.9	1,652.8	3.5

A.4	Results of operations

The year ended 31 December 2011 compared to the year ended 31 December 2010.

(1)	Net sales

In 2011, net sales of the Group amounted to RMB89,509.7 million, representing an increase of 24.15% from RMB72,095.9 million over the previous year. For the year ended 31 December 2011, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 8.35%, 12.23%, 17.44% and 18.32% over the previous year, respectively.

(i)	Synthetic fibres

In 2011, the Group’s net sales of synthetic fibre products amounted to RMB4,150.2 million, representing a 6.24% increase compared to RMB3,906.6 million in the previous year. The weighted average price of synthetic fibres increased by 8.35% as compared to the previous year. In particular, the weighted average price of acrylic fibre and polyester fiber, the principal products of synthetic fibre of the Group, increased by 5.78% and 20.31% over the previous year, respectively. Sales of acrylic fibre and polyester fiber accounted for 74.67% and 19.78% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 4.6% of the Group’s total net sales in 2011, representing a decrease of 0.80 percentage points as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB16,418.6 million in 2011, representing an increase of 10.19% as compared to RMB14,900.0 million in 2010. The weighted average price of resins and plastics in 2011 increased by 12.23% and sales volume in 2011 decreased by 1.82%. Among resins and plastics products, the weighted average price of polyethylene for 2011 increased by 7.03% and sales volume decreased by 2.57%; the average sales price of polyester pellet for 2011 increased by 22.34% and sales volume decreased by 0.02%. The sales of polyethylene and polyester pellet accounted for 36.02% and 31.49% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 18.3% of the Group’s total net sales in 2011, representing a decrease of 2.4 percentage points as compared to the previous year.

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB19,023.2 million in 2011, representing an increase of 10.56% as compared to RMB17,206.4 million in 2010, with the weighted average price of intermediate petrochemical products increased by 17.44% as compared to the previous year while sales volume decreased by 5.86%. Among the intermediate petrochemical products, weighted average prices of paraxylene, butadiene and benzene increased by 31.33%, 30.50% and 11.57%, respectively. The sales of paraxylene, butadiene and benzene accounted for 34.70%, 11.74% and 14.28% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical accounted for 21.3% of the Group’s total net sales in 2011, representing a decrease of 2.6 percentage points as compared to the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB37,350.2 million in 2011, representing an increase of 29.99% as compared to RMB28,733.9 million in the previous year, with the weighted average product prices increased by 18.32% as compared to 2010 while sales volume increased by 9.86%. Due to the impact of increase in demand of domestic market, the market demand for diesel and gasoline increased as compared to the previous year which led to the increases of 13.72% and 2.25% in the Group’s sales volume of diesel and gasoline respectively. The sales of diesel and gasoline accounted for 59.90% and 17.78% of the total sales of petroleum products respectively.

Net sales of petroleum products accounted for 41.7% of the Group’s total net sales in 2011, representing an increase of 1.8 percentage points as compared to the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB11,617.0 million in 2011, representing an increase of 76.93% as compared to RMB6,565.9 million in the previous year. Such increase in the net sales was mainly attributed to a significant increase in the Group’s trading volume of petrochemical products as compared to the previous year.

Net sales of trading of petrochemical products accounted for 13.0% of the Group’s total net sales in 2011, representing an increase of 3.9 percentage points as compared to the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB950.5 million in 2011, representing an increase of 21.38% as compared to RMB783.1 million in the previous year. Such increase in the net sales was mainly attributed to an increase in the Group’s business of crude oil processed on a sub-contract basis.

Net sales of others accounted for 1.1% of the Group’s total net sales in 2011, basically at par with the previous year.

(2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group increased substantially by RMB19,317.6 million to RMB88,449.9 million in 2011, an increase of 27.94% as compared to RMB69,132.3 million in 2010. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others amounted to RMB3,848.9 million, RMB16,406.6 million, RMB17,874.6 million, RMB37,803.6 million, RMB11,602.0 million and RMB91,420.0 million, and representing an increase of 10.89%, 17.96%, 6.14%, 37.00%, 77.08% and 19.39% as compared to the previous year, respectively.

(i)	Synthetic fibres

The Group’s operating expenses of synthetic fibres in 2011 increased by RMB377.9 million as compared to the previous year, primarily due to increased unit prices for raw materials (e.g. acrylonitrile) for producing synthetic fibres.

(ii)	Resins and plastics

The Group’s operating expenses of resins and plastics in 2011 increased by RMB2,497.7 million as compared to the previous year, primarily due to increased unit costs for raw materials such as ethylene and propylene.

(iii)	Intermediate petrochemicals

The Group’s operating expenses of intermediate petrochemicals in 2011 increased by RMB1,033.3 million as compared to the previous year, primarily due to a significant increase in costs and expenses of intermediate petrochemical products resulting from the increase in unit cost of intermediate petrochemical products following the increase in unit cost of crude oil.

(iv)	Petroleum products

The Group’s operating expenses of petroleum products in 2011 increased by RMB10,210.0 million as compared to the previous year, primarily due to the increase in crude oil prices (which was the major raw material of the Group) and an increased processing volume, which directly led to an increase in the operating expenses of petroleum products.

(v)	Trading of petrochemical products

The Group’s operating expenses of trading of petrochemical products in 2011 increased by RMB5,050.2 million as compared to the previous year, primarily due to the significant increase in the Group’s trading volume of petrochemical products as compared to the previous year.

(vi)	Others

The Group’s operating expenses of others in 2011 increased by RMB148.5 million as compared to the previous year, primarily due to an increase in the cost of crude oil processed on a sub-contract basis.

—	Cost of sales

The Group’s cost of sales amounted to RMB87,881.2 million in 2011, representing a significant increase of 28.64% compared to RMB68,317.4 million in 2010. Cost of sales accounted for 98.18% of the net sales for 2011, primarily due to an increase in crude oil prices in 2011 which was the Group’s major raw material.

(i)	Crude Oil

In 2011, the Group processed 10,866,700 tons of crude oil (including 257,000 tons of crude oil processed on a sub-contract basis), representing an increase of 346,000 tons as compared to 10,520,700 tons in the previous year. The volumes of imported crude oil and domestic offshore crude oil processed by the Group were 9,662,500 tons and 1,204,200 tons, respectively. The total cost of crude oil processed by the Group in 2011 amounted to RMB53,521.9 million, representing a significant increase of 34.83% as compared to RMB39,694.6 million in the previous year and accounting for 60.90% of the total cost of sales. The weighted average cost of crude oil of the Group was RMB5,044.64 per ton, representing an increase of 28.51% as compared to the previous year. The average costs of imported crude oil and domestic offshore crude oil were RMB5,030.16 per ton and RMB5,157.75 per ton, respectively.

(ii)	Other expenses

The Group’s other expenses were RMB14,846.8 million in 2011, basically at par with RMB14,699.0 million in the previous year.

—	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB675.8 million in 2011, representing an increase of 7.47% as compared to RMB628.8 million in the previous year, mainly due to an increase in the sales transportation expenses as a result of an increase in sales volume of the Group during the Reporting Period, and an increase in agency fees with respect to product sales in routine (continuing) connected transactions resulted from the increase in sales volume.

—	Other operating income

The Group’s other operating income amounted to RMB164.3 million in 2011, representing an increase of 49.64% compared to RMB109.8 million in the previous year, mainly due to an increase of RMB39.8 million in the government grants received in 2011 as compared to the previous year.

—	Other operating expenses

The Group’s other operating expenses decreased from RMB296.0 million in the previous year to RMB57.2 million in 2011, representing a decrease of 80.68%, mainly due to a decrease of RMB227.6 million in the Group’s impairment losses of fixed assets in 2011 as compared to the previous year.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB1,059.8 million in 2011, representing a decrease of RMB1,903.8 million as compared to RMB2,963.6 million in the previous year.

(4)	Net finance income/costs

The Group’s net finance income was RMB83.5 million in 2011, while there were net finance costs of RMB95.2 million in 2010. The record of net finance income was primarily attributable to an increase of RMB58.6 million in net foreign exchange gain of the Group during the Reporting Period, a decrease of RMB58.2 million in interest expense as compared to the previous year, and an increase of RMB62.0 million in interest income.

(5)	Investment income

The Group’s investment income was RMB0.7 million in 2011. In 2010, the Group’s investment income was RMB0.2 million, which mainly represented gain on disposal of available-for-sale financial assets.

(6)	Profit before taxation

The Group’s profit before taxation was RMB1,296.7 million in 2011, representing a decrease of RMB2,233.2 million as compared to RMB3,529.9 million in the previous year.

(7)	Income tax

The Group’s income tax expense was RMB310.2 million in 2011, representing a decrease of RMB425.3 million as compared to RMB735.5 million in the previous year. The change was in line with the decrease on taxable income of the Group.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Group in 2011 was 25% (2010: 25%).

(8)	Profit for the year

The Group’s profit for the year was RMB986.5 million in 2011, representing a decrease of RMB1,807.9 million as compared to RMB2,794.4 million in the previous year.

B.	Analysis of the Company’s Principal Operations and Performance (Prepared under CAS)

(1)	Principal operations by segment or product

By segment or product	Operating income (RMB’000)	Operating cost (RMB’000)	Gross profit margin (%)		Increase/ decrease of operating income as compared to the previous year (%)	Increase/ decrease of operating cost as compared to the previous year (%)	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	4,198,251	3,603,539	14.17		6.14	16.93	–7.92
Resins and plastics	16,589,438	15,937,031	3.93		10.12	20.95	–8.61
Intermediate petrochemicals	19,242,850	17,381,437	9.67		10.59	7.72	2.41
Petroleum products	42,896,821	35,745,755	16.67	(note)	27.16	36.87	–5.91
Trading of petrochemical products	11,620,440	11,521,911	0.85		76.93	77.07	–0.08
Others	1,053,448	852,521	19.07		21.29	10.72	7.72
Including: connected transactions*	53,282,721	45,930,771	13.80		30.21	34.86	–2.97

Note:	The gross profit margin is calculated according to the price of petroleum products which includes consumption tax. The gross profit margin of petroleum products after deducting consumption tax amounted to 3.74%.

*	For details of necessity, continuity and price-setting principles of connected transactions, please refer to the section headed “Connected transactions in relation to routine operations” under “Major Events” in the full text of the 2011 annual report.

(2)	Principal operations by geographical location

Geographical location	Operating income	Unit: RMB’000 Increase/ decrease of operating income compared to the previous year (%)
Eastern China	89,239,692	24.52
Other regions in the PRC	5,977,042	9.82
Exports	384,514	–19.95

C.	Liquidity and Capital Resources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

C.1 Capital Sources

(1)	Net cash generated from operating activities (prepared under IFRS)

The Group’s net cash inflows from operating activities amounted to RMB2,220.0 million in 2011, representing a decrease in cash inflows of RMB1,753.7 million as compared to net cash inflows of RMB3,973.7 million in the previous year, mainly due to the following reasons: 1) due to the decline in the Group’s profit from operations during the Reporting Period, net cash inflows from profit before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB2,931.0 million in 2011, representing a decrease of RMB2,492.3 million of cash inflows compared to net cash inflows of RMB5,423.3 million in the previous year; 2) the Group’s increased inventory balance led to a decrease in operating cash flow of RMB230.1 million in 2011 (as compared to an increase in operating cash flow of RMB1,531.5 million due to decreased inventory balance at the end of the previous year); 3) increases in the balances of debtors, bills receivable and prepayments led to a decrease in operating cash flow of RMB1,015.4 million in 2011 (as compared to a decrease in operating cash flow of RMB1,571.1 million as a result of an increase in such year-end balances of the previous year); and 4) increases in the year-end net balances of amounts due to related parties led to an increase in operating cash flow of RMB573.8 million (as compared to a decrease in operating cash flow of RMB1,881.4 million as a result of a decrease in such year-end balances of the previous year).

(2)	Cash flow breakdowns of the Group during the Reporting Period (prepared under CAS)

	2011 RMB’000	2010 RMB’000

Net cash inflow from operating activities	2,481,431	4,243,832
Net cash outflow from investing activities	(2,810,179)	(463,306)
Net cash inflow/(outflow) from financing activities	320,370	(3,805,977)

(3)	Borrowings

The total borrowings of the Group at the end of 2011 amounted to RMB5,672.1 million, representing an increase of RMB1,101.7 million as compared to the end of the previous year, of which short-term debts increased by RMB1,116.6 million, and long-term debts decreased by RMB15.0 million.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

C.2	Liability-to-asset ratio (prepared under IFRS)

As at 31 December 2011, the Group’s liability-to-asset ratio was 40.77% (2010: 37.45%). The ratio is calculated using this formula: total liabilities/ total assets.

D.	Research and Development, Patents and Licenses

The Group comprises a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2009, 2010 and 2011 were RMB40.3 million, RMB58.2 million and RMB79.6 million, respectively, all representing approximately 0.1% of the total turnover for those years.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

E.	Off-Balance Sheet Arrangements

Please refer to notes 27 and 28 to the financial statements prepared under IFRS in the full text of the 2011 annual report for details of the Group’s capital commitments and external guarantee.

F.	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2011:

		As at 31 December 2011 payment due by period
	Total (RMB’000)	Less than 1 year (RMB’000)	1-3 years (RMB’000)	4-5 years (RMB’000)
Contractual obligations
Short-term borrowings	5,512,074	5,512,074	—	—
Long-term borrowings	160,050	—	125,000	35,050

Total contractual obligations	5,672,124	5,512,074	125,000	35,050

G.	Description of Substantial Changes in the Company’s Major Financial Data during the Reporting Period as Compared to the Previous Year (Prepared under CAS)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the profit before income tax for the Reporting Period, together with reasons for the changes)

Item			Increase/ decrease amount	Change (%)	Unit: RMB’000
	For the years ended 31 December				Major reason for change
	2011	2010
Operating profit	1,260,377	3,540,888	–2,280,511	–64.41	Gross profit of sales decreased in 2011.
Profit before income tax	1,292,291	3,453,744	–2,161,453	–62.58
Net profit for the year	974,830	2,729,092	–1,754,262	–64.28
Net profit attributable to equity shareholders of the Company	944,414	2,703,734	–1,759,320	–65.07

Impairment losses	284,574	433,465	–148,891	–34.35	Provision of impairment losses on fixed assets decreased in 2011.

Investment income	143,340	651,503	–508,163	–78.00	Net profit of associates decreased in 2011.

Income tax expense	317,461	724,652	–407,191	–56.19	Operating results decreased substantially.

					Unit: RMB’000
Item	As at 31 December 2011	As at 31 December 2010	Increase/ decrease amount	Change (%)	Major reason for change
Bills receivable	3,131,579	2,043,493	1,088,086	53.25	Sales settled with bills receivable increased and discounted bills decreased.

Construction in progress	3,882,992	1,192,225	2,690,767	225.69	Balance of the Refinery Revamping and Expansion Project increased at the end of the year.

Short-term loans	5,512,074	3,295,438	2,216,636	67.26	Short-term loans were borrowed to replenish the working capital in 2011.

Accounts payable	4,650,007	3,322,811	1,327,196	39.94	The unsettled payables for purchase increased at the end of the year.

H.	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests During the Reporting Period

As at 31 December 2011, the Company had more than 50% equity interests in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Class of legal person shares	Percentage of equity held by the company (%)	Percentage of equity held by subsidiaries (%)	Registered Capital (‘000)		Net profit/ (loss) for 2011 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB	1,000,000	50,996
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	26,643
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,153.8	1,973
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	58,554
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	(42,360)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	(16,548)

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounted to RMB1,097.1 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounted to RMB1,529.3 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. consists of planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2011, none of the subsidiaries controlled by the Group had more than 10% effect on the net profit of the Group.

I.	Major Suppliers and Customers

The Group’s top five suppliers in 2011 were China International United Petroleum & Chemical Co., Ltd., China Petroleum & Chemical Corporation, Sinochem Petroleum Company Limited, China National Offshore Oil Corporation and Shanghai Secco Petrochemical Company Limited. Total procurement costs from these suppliers, which amounted to RMB56,298.2 million, accounted for 71% of the total procurement costs by the Group during the year. The procurement costs from the largest supplier amounted to RMB31,569.9 million, representing 40% of the total costs of purchases by the Group during the year.

The Group’s top five customers in 2011 were Sinopec Huadong Sales Company Limited, China Petroleum & Chemical Corporation, Sinopec Yizheng Chemical Fibre Company Limited, Shanghai Secco Petrochemical Company Limited and Oriental Petrochemical (Shanghai) Corporation. The total sales derived from these customers amounted to RMB53,555.1 million, representing 56% of the Group’s total turnover during the year. The sales derived from the largest customer amounted to RMB36,609.3 million, representing 38% of the Group’s total turnover during the year.

To the knowledge of the Board, in relation to the above suppliers and customers, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem International Company Limited, China National Offshore Oil Corporation and Oriental Petrochemical (Shanghai) Corporation. China Petroleum & Chemical Corporation is the controlling shareholder of the Company. China International United Petroleum & Chemical Co. Ltd, Sinopec Huadong Sales Company Limited and Sinopec Yizheng Chemical Fibre Company Limited are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

J.	Others

(1)	Group’s employees

As at 31 December 2011, the Group had 15,655 employees in total. Among them, there were 8,857 production staff, 5,166 sales representatives, financial personnel and other personnel and 1,632 administrative staff. There were 39.06% of the employees who had tertiary qualifications or above.

(2)	Purchase, sale and investment

Save and except as disclosed in the 2011 annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2011.

(3)	Pledge of assets

As at 31 December 2011, no fixed asset was pledged by the Group (31 December 2010: RMB nil).

K.	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2011, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB3,063,000 and RMB4,622,573,000 respectively.

L.	Company Outlook on Future Development (Business Prospects)

(1)	Trends and competition in the industry

In 2012, the world economy will remain complex and challenging and will face increasing instability and uncertainty, characterised by the European debt crisis constraining economic recovery, slowed economic growth in the developed countries and the possibility of further slackening economic growth in the emerging economies. Hit by the European debt crisis and the decline in global demand, China’s economy will come under pressure from the slowdown in exports. Assisted by the increasing instability and uncertainty of the domestic economy, the development of various sectors such as automobile and real estate will be slowed down, weakening the demand dynamics serving to boost economic growth. The relatively fast increases in costs of energy, raw materials, labor and other factors will lead to a decline in the economic growth. However, given that China’s economy is still in the important strategic period with opportunities, the considerable potential for boosting domestic demand will continue to offer much room for development. The competitive landscape of the worldwide petrochemical industry is undergoing major changes as the industry will be greatly affected by the rise of the petrochemical industry in the Middle East, the development of the coal chemical industry, the development of the shale gas in North America and the challenges posed by energy conservation and emissions reduction requirements. In 2012, the petroleum market may become more volatile and oil prices may remain at high levels as increasing geopolitical risks intertwine with risks created by the European debt crisis concerning the global economy and demand. China’s petroleum and petrochemical industry will also come under pressure from the slower economic growth. In the macro environment in which the State is putting aggressive effort into boosting domestic demand and developing new energy resources and strategic emerging industries, the demand for petrochemical products will remain hugh and the growing trend will sustain stable and relatively fast. However, the pressure from resources, costs, energy conservation and emissions reduction will make the industry’s development prospects more challenging. The current failure to fully relieve the cost pressures in the oil refining industry under high oil prices, the limited space for growth in external demand and the emergence of protectionism in international trade will further intensify the competition in the chemical market.

(2)	Business plans for 2012

In 2012, the Group aim to develop itself into a leading oil refining petrochemical enterprise, domestically and globally, strengthen production and optimize operations, enhance safety and environmental management, accelerate construction of the Phase 6 Project, improve the management system and the overall quality of the workforce, enhance the leading role of corporate culture and endeavour to improve profitability.

To achieve its business objectives in 2012, the Group will carry out tasks in following areas:

(a)	Strengthening safety management and environmental protection as well as energy conservation and emissions reduction

The Group will further improve its safety management and environmental protection and will implement policies and accountability to reinforce these measures in its production and operations. It will strengthen on-site safety management by implementing standardised management on all construction sites, establish and improve a safety evaluation mechanism for all staff to strengthen the management of accidents, ensure that the equipment is intrinsically safe by enhancing equipment operation and management, identify safety risks to strengthen the safety management of all production processes, strengthen remediation and worker protection at the work sites to safeguard the health of workers and continue to carry out clean production and adhere to environmental controls to ensure that the “three wastes” meets the discharge standards and that the target for controlling energy conservation and emissions reduction is accomplished.

(b)	Strengthening production and optimising operations to enhance profitability

Having maintained the full-capacity operation of its plants on a long-term basis, the Group will continue to optimise the flow of its oil refining and petrochemical processing operations, resume its efforts to maintain material supplies and maintain healthy sales, and endeavour to increase profitability.

It will resume its efforts to optimise the composition of crude oil resources and its varieties of oil so as to effectively reduce the purchase costs of crude oil. It will strengthen the organisation and management of production to maintain the full-capacity operation of its plants on a long-term basis. It will continue to optimise the allocation of its raw material resources, implement technological advancements that minimise energy consumption through production, optimise its reserves, inventory management and product distribution and actively market incremental products.

(c)	Pushing forward the construction and development of the Phase 6 Project and the development of new products

The Group will proceed with the construction of the Phase 6 Project, including the Refinery Renovation Project that is the principal component, and aim to commence production smoothly and on schedule. With safety and quality as the top priorities, the Group will focus on the key sections of the project to ensure that construction is on schedule and that operations commence on time and efficiently. It will focus on the preliminary work of the No. 1 Ethylene Renovation Project as it strives to launch operations within the year. The Group will use existing resources to develop and produce marketable and differentiated products and will continue to proceed with the development and application of information technology to enhance the production and operation management.

(d)	Accelerating improvements to the management system to further enhance management

The Group will accelerate improvements to its integrated management system, aggressively reduce costs and expenses and enhance the levels of sophisticated, standardised and scientific management. It will further improve the supporting reforms on systematic adjustment, establish a more scientific and rational indicator evaluation system to improve organisational performance, strengthen the preparation and implementation of budgets to better manage various expenses and to reduce costs and expenses, establish a sound management model for abnormal situation, and improve the emergency management system to make progress of the work on an ongoing basis.

(e)	Enhancing the overall quality of the workforce to make the best use of the Group’s human resources

The Group will continue to improve the path of growth for all levels of its qualified staff so as to fully mobilise their enthusiasm and creativity. It will establish a scientific and standardised evaluation mechanism for its staff so as to enhance upward occupational mobility and to optimise the work allocation. The Group will control the size of its workforce and regulate the relationships with its employees to further improve the productivity of its workforce, and will step up staff training and enhance the actual capabilities of the staff, including operations management, technical expertise and operating skills.

(f)	Enhancing the leading role of corporate culture to create a stable and harmonious corporate atmosphere

The Group will continue to enhance the leading role of corporate culture to strengthen the senses of identity, belonging and mission among the staff towards the enterprise. It will carry out practical corporate culture education activities and further ingrain its core corporate values to entrench its corporate vision into the staff and make it a driving force for its growth and development. The Group will pay proper attention to the lives of the staff and improve their work environment and living conditions. It will continue to do substantive work and solve problems for the sake of the staff and will enhance staff cohesion in order to ensure the security, stability and harmony of the enterprise.

(3)	The risks to which the Company may be exposed in its future development

(a)	The cyclical characteristics of the petroleum and petrochemical industries as well as the volatility in the prices of crude oil and petrochemical products may have an adverse impact on the Group’s operation.

A large part of the Group’s operating revenue is derived from the revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive towards changes in the macro economy as well as regional and global economic conditions, changes in productivity and output, changes in the prices and supply of raw materials, changes in consumer demand and changes in the prices and supply of substitutes. These factors have a major impact, from time to time, on the prices of the Group’s products available in the regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the increasing impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile and uncertain. Increased crude oil prices and decreased petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(b)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. More than 90% of the crude oil required has to be imported. In recent years, crude oil prices have been fluctuating significantly due to a number of factors, and the Group cannot rule out the possibility that a number of major unexpected events may cause a suspension in crude oil supply. Although the Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers, the Group’s ability to pass on the increased costs to its customers is subject to market conditions and the State’s control. Since there is a time lag between the rise in crude oil prices and the rise in products prices, increased costs cannot be totally offset by increasing the sales prices of the Group’s products. In addition, the State also imposes stringent control over the distribution of many petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as the subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the increases in these prices cannot be totally offset by the increases in the sales prices of the Group’s petroleum products. This has created, and will continue to create, a major adverse impact on the Group’s financial condition, operating results or cash flow.

(c)	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s estimated capital expenditures amount to approximately RMB3,200.0 million in 2012 (2011: RMB3,225.0 million), which will be met by financing activities and part of the Group’s internal funds. The Group’s real capital expenditures may vary significantly due to the Group’s capability to generate sufficient cash flow from operations, investments and other factors that are beyond the control of the Group. Besides, there is no assurance as to whether the Group’s capital projects will be completed or, if completed, at what costs, or whether success will be made as a result of the completion of such projects.

The Group’s capability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market; and grant of government approval documents, other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(d)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Wastes (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations are in full compliance with the requirements of all applicable Chinese environmental protection laws and regulations. However, the Chinese Government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the State or local governments will not enact more regulations or enforce certain regulations more strictly which may cause the Group to incur additional expenses on environmental protection measures.

(e)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results.

The exchange rate of the Renminbi against the US dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the Chinese political and economic scenes. In July 2005, the PRC Government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese Government has been under the international pressure which required it to further ease the policy on the exchange rate, and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues are denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(f)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with Sinopec Corp., the controlling shareholder of the Group; Sinopec, the controlling shareholder of Sinopec Corp.; as well as connected parties (subsidiaries or associates) thereof. These connected transactions include: provisions of the purchase of raw materials, the agency sale of petrochemical products, the construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Group by these connected parties; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. The aforesaid connected transactions and services conducted by the Group are carried out under normal commercial terms and terms of relevant agreements. However, if Sinopec Corp. and Sinopec refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be subject to an adverse impact. Besides, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or may be competing with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interest may be in conflict with that of the Group, it may act for its own benefit regardless of the interest of the Group.

(g)	Risks associated with the control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 4,000,000,000 shares of the Company, representing 55.56% of the total number of shares of the Company and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff and so forth, thereby producing an adverse impact on the Group’s production operation as well as minority shareholders’ interests.

(h)	Risks associated with the failure to complete the share reform.

Commissioned by the shareholders of non-tradable shares, the Company initiated a share reform proposal first in October 2006 and subsequently in December 2007, but the two share reform proposals failed to obtain approval by the shareholders of tradable A shares because such shareholders disagreed with the share reform proposals. According to the relevant regulations, starting from 8 January 2007, the Shanghai Stock Exchange began to adopt a special arrangement of differentiated system for listed companies that were unable to complete the share reform, under which the range of share price movements for such A shares were unitarily adjusted up or down by 5% each day, with a trading information disclosure system equivalent to that of ST and *ST stocks applied to such stocks. It does not rule out the possibility that the China Securities Regulatory Commission (the “CSRC”) and the Shanghai Stock Exchange may set more limits for companies which have not yet completed the share reform. In addition, CSRC will keep paying special attention to the implementation of share reforms by the listed companies which have not yet implemented share reforms when reviewing any securities-related applications by such listed companies, their substantial shareholders or controlling company of the controlling shareholder. Such regulations may have an adverse impact on the business environment, market image and market financing activities of the Company.

5.2	Principal Operations by Segment or Product

Please refer to 5.1 “Management’s Discussion and Analysis” under section 5 “Report of the Directors”.

5.3	Projects not Funded by Proceeds from Share Issue

In 2011, the capital expenditure of the Group amounted to RMB3,225.0 million, representing an increase of 136.44% as compared to RMB1,364.0 million in 2010. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2011
The Isopentene Plant with a capacity of 10,000 tons/year	99	Completion and commencement of operation
The Carbon Fiber Project with a capacity of 1,500 tons/year	848	Under construction

The Refinery Revamping and Expansion Project	6,628	Under construction
The Up-grading Project for the optimisation of the system and reduction in energy and feedstock consumption of the No. 2 PTA Plant	186	Under construction
No. 2 and No. 3 Aromatics Complexes Energy-saving Up-grade Project	954	Preliminary work
The Ethanolamine Project with a capacity of 50,000 tons/year	189	Preliminary work

The Group’s capital expenditure for 2012 is estimated at approximately RMB3,200 million.

5.4	Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

In 2011, the net profit of the Company amounted to RMB704,563,000 in accordance with CAS. The Company appropriated a statutory surplus reserve of RMB70,456,000 from 10% of the net profit. As at 31 December 2011, retained earnings of the Company amounted to RMB2,532,261,000 in accordance with CAS (RMB2,505,952,000 in accordance with IFRS). The Board proposed to distribute a dividend of RMB0.50 per 10 shares (including tax), totaling RMB360,000,000 based on the total 7.2 billion shares as at 31 December 2011.

6	MAJOR EVENTS AND OTHERS

6.1	Connected Transactions in Relation to Daily Operation

Major connected transactions involving purchases and sales of goods and services

		Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of the total amount of the same type of transaction (%)
Income from sales of products and services income	Sinopec Huadong Sales Company Limited	36,585,798	38.29
	Other related parties	16,696,923	17.44
Purchases	China International United Petroleum & Chemical Co., Ltd.	31,569,944	39.95
	Other related parties	16,238,905	20.55
Sales commission	Sinopec Corp. Chemical Products Sales Branch	195,606	100.00
Insurance premiums for petrochemical industry	Sinopec and its subsidiaries	115,910	79.37
Construction and installation cost	Sinopec and its subsidiaries	286,023	38.17

This includes an amount of RMB50,703,632,000 for the connected transactions in respect of the sales of products or the rendering of services to the controlling shareholder and its subsidiaries and its jointly controlled entities by the listed company during the Reporting Period.

6.2	Implementation of Code of Corporate Governance Practices

In 2011, the Company complied with all the principles and code provisions set out in the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

6.3	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) set out under Appendix 10 to the Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6.4	Purchase, Sale and Redemption of Shares

During the year, no purchase, sale or redemption of the Company’s shares was made by the Group.

6.5	Audit Committee

The Audit Committee of the Company has reviewed together with management the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including reviews of the audited financial statements for the year ended 31 December 2011.

7	FINANCIAL STATEMENTS

7.1	Financial statements prepared under CAS

7.1.1	Financial Statements

Consolidated Balance Sheet

	As at 31 December
	2011 RMB’000	2010 RMB’000
Assets

Current assets:
Cash at bank and on hand	91,346	100,110
Bills receivable	3,131,579	2,043,493
Accounts receivable	609,906	751,935
Prepayments	43,160	146,865
Dividends receivable	—	5,042
Other receivables	46,994	58,185
Inventories	5,582,425	5,352,301
Other current assets	160,404	73,910

Total current assets	9,665,814	8,531,841

Non-current assets:
Long-term receivables	—	30,000
Long-term equity investments	3,101,305	3,526,290
Investment properties	452,555	465,805
Fixed assets	12,659,332	13,802,184
Construction in progress	3,882,992	1,192,225
Intangible assets	519,198	537,599
Long-term deferred expenses	306,052	261,706
Deferred tax assets	522,837	810,454

Total non-current assets	21,444,271	20,626,263

Total assets	31,110,085	29,158,104

	As at 31 December
	2011 RMB’000	2010 RMB’000
Liabilities and shareholders’ equity

Current liabilities:
Short-term loans	5,512,074	3,295,438
Bills payable	15,688	41,034
Accounts payable	4,650,007	3,322,811
Advances from customers	706,835	809,908
Employee benefits payable	46,140	8,920
Taxes payable	507,938	1,042,054
Interest payable	9,442	24,553
Dividends payable	22,599	15,490
Other payables	801,109	834,780
Short-term debentures payable	—	1,000,000
Non-current liabilities due within one year	—	178,237

Total current liabilities	12,271,832	10,573,225

Non-current liabilities:
Long-term loans	160,050	175,000
Other non-current liabilities	295,619	236,986

Total non-current liabilities	455,669	411,986

Total liabilities	12,727,501	10,985,211

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	21,777	46,748
Surplus reserve	5,151,770	5,081,314
Retained earnings	2,824,173	2,670,215

Total equity attributable to equity shareholders of the Company	18,112,483	17,913,040
Minority interests	270,101	259,853

Total equity	18,382,584	18,172,893

Total liabilities and shareholders’ equity	31,110,085	29,158,104

These financial statements were approved by the Board of Directors of the Company on 29 March 2012.

Rong Guangdao	Wang Zhiqing	Ye Guohua	(Company stamp)
Chairman	Vice Chairman and President	Director and Chief Financial Officer

Consolidated Income Statement

	For the year ended 31 December
	2011	2010
	RMB’000	RMB’000
Operating income	95,601,248	77,591,187
Less: Operating costs	85,042,194	65,787,455
Business taxes and surcharges	6,009,203	5,424,817
Selling and distribution expenses	675,771	578,761
General and administrative expenses	2,556,011	2,382,085
Financial expenses (“-” represents financial income)	–83,542	95,219
Impairment losses	284,574	433,465
Add: Investment income	143,340	651,503
Including: Income from investment in associates and jointly controlled enterprises	142,655	651,288

Operating profit	1,260,377	3,540,888
Add: Non-operating income	91,894	49,354
Less: Non-operating expenses	59,980	136,498
Including: Losses from disposal of non-current assets	21,125	37,060

Profit before income tax	1,292,291	3,453,744
Less: Income tax expense	317,461	724,652

Net profit for the year	974,830	2,729,092

Attributable to:
Equity Shareholders of the Company	944,414	2,703,734
Minority shareholders	30,416	25,358
Earnings per share:
Basic and diluted earnings per share	RMB 0.131	RMB 0.376

Other comprehensive income for the year	—	—

Total comprehensive income for the year	974,830	2,729,092

Attributable to:
Equity shareholders of the Company	944,414	2,703,734
Minority shareholders	30,416	25,358

These financial statements were approved by the Board of Directors of the Company on 29 March 2012.

Rong Guangdao Chairman	Wang Zhiqing Vice Chairman and President	Ye Guohua Director and Chief Financial Officer	(Company stamp)

7.2	Financial statements prepared under IFRS

7.2.1	Financial statements

Consolidated Income Statement (Prepared under IFRS)

		For the year ended 31 December
		2011	2010
	Note	RMB’000	RMB’000
			(Restated)*
Turnover		95,518,856	77,520,699
Sales taxes and surcharges		(6,009,203)	(5,424,817)

Net sales		89,509,653	72,095,882
Cost of sales		(87,881,160)	(68,317,413)

Gross profit		1,628,493	3,778,469
Selling and administrative expenses		(675,771)	(628,761)
Other operating income		164,286	109,842
Other operating expenses		(57,184)	(295,956)

Profit from operations		1,059,824	2,963,594

Financial income		299,036	178,462
Financial expenses		(215,494)	(273,681)

Net finance income/(costs)	2	83,542	(95,219)

Investment income		685	215

Share of profit of associates and jointly controlled entities		152,655	661,288

Profit before taxation	3	1,296,706	3,529,878
Income tax	4	(310,184)	(735,497)

Profit for the year
		986,522	2,794,381

Attributable to:
Equity shareholders of the Company		956,106	2,769,023
Non-controlling interests		30,416	25,358

Profit for the year
		986,522	2,794,381

Earnings per share	5
Basic		RMB 0.133	RMB 0.385

Diluted		RMB 0.133	RMB 0.385

*	See note 1.

Consolidated Statement of Comprehensive Income (Prepared under IFRS)

	For the year ended 31 December
	2011	2010
	RMB’000	RMB’000
		(Restated)*
Profit for the year	986,522	2,794,381
Other comprehensive income for the year (after tax and reclassification adjustments)	—	—

Total comprehensive income for the year	986,522	2,794,381

Attributable to:
Equity shareholders of the Company	956,106	2,769,023
Non-controlling interests	30,416	25,358

Total comprehensive income for the year	986,522	2,794,381

*	See note 1.

Consolidated Balance Sheet

(Prepared under IFRS)

		31 December	31 December
		2011	2010
	Note	RMB’000	RMB’000
			(Restated)*
Non-current assets

Property, plant and equipment		12,501,980	13,570,559
Investment property		452,555	465,805
Construction in progress		3,852,692	1,139,239
Interest in associates and jointly controlled entities		2,901,305	3,316,290
Lease prepayments and other assets		825,250	874,192
Deferred tax assets		519,269	799,609

Total non-current assets		21,053,051	20,165,694

Current assets
Inventories		5,582,425	5,352,301
Trade debtors	7	121,936	74,193
Bills receivable	7	2,988,010	1,993,273
Other debtors and prepayments	7	242,811	235,730
Amounts due from related parties	7	639,286	776,234
Cash and cash equivalents		91,346	100,110

Total current assets		9,665,814	8,531,841

Current liabilities
Loans and borrowings	8	5,512,074	4,395,438
Trade creditors	9	3,126,495	2,376,452
Bills payable	9	15,688	41,034
Other creditors	9	1,352,367	1,943,327
Amounts due to related parties	9	2,242,868	1,800,991
Income tax payable		22,340	15,983

Total current liabilities		12,271,832	10,573,225

Net current liabilities		(2,606,018)	(2,041,384)

Total assets less current liabilities carried forward		18,447,033	18,124,310

* See note 1.

Consolidated Balance Sheet (continued)

(Prepared under IFRS)

		31 December	31 December
		2011	2010
	Note	RMB’000	RMB’000
			(Restated)*
Total assets less current liabilities brought forward		18,447,033	18,124,310

Non-current liabilities
Loans and borrowings	8	160,050	175,000
Deferred income		91,319	–

Total non-current liabilities		251,369	175,000

Net assets		18,195,664	17,949,310

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		10,725,563	10,489,457

Total equity attributable to equity shareholders of the Company		17,925,563	17,689,457
Non-controlling interests		270,101	259,853

Total equity		18,195,664	17,949,310

*	See note 1.

Notes to the financial statements

1.	Changes in accounting policies

The IASB has issued a number of amendments to International Financial Reporting Standards (“IFRSs”) and one new Interpretation that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRS (2010)

IAS 24 (revised 2009), Related party disclosures, simplifies the definition of “related party” and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s financial statements.

In the Improvements to IFRSs (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRSs, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRSs were for the year ended 31 December 1992, with the start of the earliest comparative period being 1 January 1990. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by an independent valuer as of 1 January 1993. As this valuation was performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights be measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1993 as mentioned above were not recognised. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRSs and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuer as of 1 January 1993, with consequential adjustments for amortisation charged in subsequent periods.

The adjustments made to the amounts reported for previous periods and the effect of the changes on the current period, as reported in these financial statements, are set out below:

Consolidated balance sheet items

	1 January 2011 Increase/ (decrease) RMB’000	1 January 2010 Increase/ (decrease) RMB’000
Lease prepayments and other assets	156,760	160,258
Deferred tax assets	(27,967)	(28,842)
Total equity attributable to equity shareholders of the Company	128,793	131,416

Consolidated income statement items

	2011 Increase/ (decrease) RMB’000	2010 Increase/ (decrease) RMB’000
Cost of sales	3,498	3,498
Income tax	(875)	(875)
Profit for the year	(2,623)	(2,623)
Profit attributable to equity shareholders of the Company	(2,623)	(2,623)
Basic and diluted earnings per share (RMB)	—	—

There is no material impact on the Group’s financial position as a result of the change in accounting policy as mentioned above. Therefore, an additional consolidated balance sheet and related notes are not presented as at the beginning of the earliest comparative period in these consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2.	Net finance income/(costs)

	2011 RMB’000	2010 RMB’000

Interest income	99,345	37,375
Net foreign exchange gain	199,691	141,087

Financial income	299,036	178,462

Interest on loans and borrowings	(246,326)	(274,511)
Less: borrowing costs capitalised as construction in progress #	30,832	830

Financial expenses	(215,494)	(273,681)

Net finance income/(costs)	83,542	(95,219)

#	The borrowing costs during 2011 have been capitalised at a rate of 2.75%-4.86% per annum (2010: 2.00%-3.25%) for construction in progress.

3.	Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2011 RMB’000	2010 RMB’000
		(Restated)*
Cost of inventories sold#	87,881,160	68,317,413
Depreciation of property, plant and equipment#	1,610,450	1,641,961
Depreciation of investment property#	13,250	13,256
Amortisation of lease prepayments#	18,401	19,573
Repairs and maintenance expenses#	1,093,339	1,016,530
Research and development costs#	79,573	58,242
Employee’s pension costs#
– Municipal retirement scheme costs	235,013	209,752
– Supplementary retirement scheme costs	59,922	57,867
Staff costs#	1,699,158	1,441,296
Rental income from investment property	(41,758)	(39,662)
Impairment losses
– Trade and other receivables	(2,384)	(2,916)
– Property, plant and equipment	10,552	238,200
Gain on sale of available-for-sale financial assets	(685)	(215)
Share of profit of associates and jointly controlled entities	(152,655)	(661,288)
Auditors’ remuneration – audit services	8,500	8,300

#	Cost of inventories sold includes RMB 4,752,353,000 (2010: RMB 4,374,738,000) relating to staff costs, depreciation and amortisation, repairs and maintenance expenses, research and development costs and pension costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 798,355,000 (2010: a profit of RMB 2,147,511,000) which has been dealt with in the financial statements of the Company.

*	See note 1.

4.	Income tax

Taxation in the consolidated income statement represents:

	2011 RMB’000	2010 RMB’000
		(Restated)*
Current tax
– Provision for PRC income tax for the year	30,280	22,523
– (Over)/under-provision in respect of prior years	(436)	3,453
Deferred taxation	280,340	709,521

Total income tax expense	310,184	735,497

A reconciliation of the expected income tax expense calculated at the applicable tax rate with the actual income tax expense is as follows:

	2011 RMB’000	2010 RMB’000
		(Restated)*
Profit before taxation	1,296,706	3,529,878

Expected PRC income tax expense at the statutory tax rate of 25%	324,177	882,469
Tax effect of non-deductible expenses	22,604	6,240
Tax effect of non-taxable income	(3,957)	(225)
(Over)/under-provision in prior years	(436)	3,453
Tax effect of share of profit recognised under the equity method	(38,164)	(165,322)
Tax effect of unused tax losses not recognised	10,582	12,324
Others	(4,622)	(3,442)

Actual income tax expense	310,184	735,497

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

*	See note 1.

5.	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB 956,106,000 (2010: RMB 2,769,023,000) and 7,200,000,000 (2010: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares for either year.

6.	Dividends

(a)	Dividends attributable to the year

	2011 RMB’000	2010 RMB’000
Final dividend proposed after the balance sheet date of RMB 0.05 per share(2010: RMB 0.10 per share)	360,000	720,000

Pursuant to a resolution passed at the directors’ meeting on 29 March 2012, a final dividend of RMB 0.05 per share totalling RMB 360,000,000 (2010: RMB 720,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved during the year

	2011 RMB’000	2010 RMB’000
Final dividend in respect of the previous financial year, approved during the year, of RMB 0.10 per share (2010: RMB 0.03 per share)	720,000	216,000

7.	Trade and other debtors

	2011 RMB’000	2010 RMB’000
Trade debtors	126,671	82,030
Less: Impairment losses for bad and doubtful debts	(4,735)	(7,837)

	121,936	74,193
Bills receivable	2,988,010	1,993,273
Amounts due from related parties	639,286	776,234

	3,749,232	2,843,700

Other debtors and prepayments	242,811	235,730

	242,811	235,730

	3,992,043	3,079,430

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	2011 RMB’000	2010 RMB’000
Invoice date:
Within one year	3,748,135	2,842,788
Between one and two years	1,097	912

	3,749,232	2,843,700

Bills receivable represent short-term banker acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	Loans and borrowings

Loans and borrowings are repayable as follows:

	2011	2010
	RMB’000	RMB’000
Long term bank loans
– Between two and five years	35,050	175,000
– Between one and two years	125,000	—

	160,050	175,000

Loans due within one year
– Current portion of long term bank loans	—	100,000
– Corporate bonds (note a)	—	1,000,000
– Short term bank loans	4,852,074	2,885,438
– Short term loans from a related party	660,000	410,000

	5,512,074	4,395,438

	5,672,124	4,570,438

Note (a):	In June 2011, the Group repaid the RMB 1 billion 365-day unsecured corporate bonds which were issued to corporate investors in the PRC inter-bank debenture market on 23 June 2010. The bonds were issued at 100% of face value, with an effective yield of 3.27% per annum, and maturity on 23 June 2011.

9.	Trade payables

	2011 RMB’000	2010 RMB’000
Trade creditors	3,126,495	2,376,452
Bills payable	15,688	41,034
Amounts due to related parties	2,242,868	1,800,991

	5,385,051	4,218,477

The maturity analysis of trade accounts payable is as follows:

	2011 RMB’000	2010 RMB’000
Due within 1 month or on demand	5,166,297	4,082,246
Due after 1 month and within 3 months	218,754	136,231

	5,385,051	4,218,477

10.	Segment reporting

Turnover

	2011 RMB’000	2010 RMB’000
		(Restated)
Manufactured products
Synthetic fibres
– external sales	4,198,251	3,955,396
– intersegment sales	118	82

Total	4,198,369	3,955,478

Resins and plastics
– external sales	16,589,438	15,065,276
– intersegment sales	136,352	118,699

Total	16,725,790	15,183,975

Intermediate petrochemicals
– external sales (note a)	19,242,850	17,399,592
– intersegment sales (note b)	19,498,129	18,583,283

Total	38,740,979	35,982,875

Petroleum products
– external sales (note a)	42,896,821	33,734,607
– intersegment sales	5,156,614	2,678,172

Total	48,053,435	36,412,779

Trading of petrochemical products
– external sales (note a)	11,620,440	6,567,757
– intersegment sales	3,385,692	1,878,590

Total	15,006,132	8,446,347

Others
– external sales (note a)	971,056	798,071
– intersegment sales	814,281	688,715

Total	1,785,337	1,486,786

Elimination of intersegment sales	(28,991,186)	(23,947,541)

Turnover	95,518,856	77,520,699

Profit before taxation	2011 RMB’000	2010 RMB’000
		(Restated)*
Profit from operations
Synthetic fibres	301,334	435,594
Resins and plastics	11,994	991,091
Intermediate petrochemicals	1,148,572	365,124
Petroleum products	(453,368)	1,140,268
Trading of petrochemical products	14,969	14,085
Others	36,323	17,432

Consolidated profit from operations	1,059,824	2,963,594
Net financing income/(costs)	83,542	(95,219)
Investment income	685	215
Share of profit of associates and jointly controlled entities	152,655	661,288

Profit before taxation	1,296,706	3,529,878

*	See note 1.

Note (a): External sales include sales to Sinopec Corp, its subsidiaries and jointly controlled entities as follows:

	2011 RMB’000	2010 RMB’000
		(Restated)
Sales to Sinopec Corp, its subsidiaries and jointly controlled entities
Intermediate petrochemicals	4,851,962	3,838,121
Petroleum products	36,585,798	30,352,483
Trading of petrochemical products	8,721,026	4,668,546
Others	544,846	476,044

Total	50,703,632	39,335,194

Note (b): Intermediate petrochemicals’ intersegment sales to each of the other reportable segments are as follows:

	2011 RMB’000	2010 RMB’000
Synthetic fibres	3,160,141	3,366,715
Resins and plastics	16,037,690	14,938,149
Petroleum products	300,298	278,419

Total	19,498,129	18,583,283

7.3	The reconciliation between financial statements prepared under CAS and IFRS

A reconciliation between the net profit and net assets of the consolidated financial statements prepared under CAS and IFRS is presented below:

	Note		Net profit attributable to equity shareholders of the Company		Net assets attributable to equity shareholders of the Company
			2011 RMB’000	2010 RMB’000	2011 RMB’000	2010 RMB’000
Under CAS			944,414	2,703,734	18,112,483	17,913,040
Adjustments:
Government grants	(i	)	29,386	29,386	–183,352	–212,738
Safety production costs	(ii	)	–24,971	46,748	—	—
Effects of the above adjustments on taxation			7,277	–10,845	–3,568	–10,845

Under IFRS*			956,106	2,769,023	17,925,563	17,689,457

(i)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the costs of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recoganised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

*	The above figures are extracted from the consolidated financial statements prepared under IFRS, which have been audited by KPMG.

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 29 March 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.